UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

CIMAREX ENERGY CO.

(Name of Subject Company (Issuer))

CIMAREX ENERGY CO.

(Name of Filing Person (Offeror))

Floating Rate Convertible Senior Notes Due 2023

(Title of Class of Securities)

55972FAE4

(CUSIP Number of Class of Securities)

Paul Korus Cimarex Energy Co. 1700 Lincoln Street, Suite 1800 Denver, Colorado 80203 (303) 295-3995	Copy to: Peter O. Hansen Garth B. Jensen Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, Colorado 80203 (303) 861-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee (2)
$125,000,000	$4,912.50

(1)          Estimated solely for the purpose of determining the filing fee.  This amount represents the estimated maximum aggregate repurchase price payable in connection with a repurchase of the Floating Rate Convertible Senior Notes Due 2023 (the “Notes”) on December 15, 2008, the anticipated expiration date of the offer pursuant to the applicable indenture, calculated as 100% of the principal amount of the Notes outstanding as of October 29, 2008.  No accrued interest on the Notes will be unpaid at the anticipated expiration date of the offer.

(2)          The amount of the filing fee, calculated in accordance with Rule 0-11, equals $39.30 for each $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                   $4,912.50

Form or Registration No.:                                  005-78712

Filing Party:                                                                                                        Cimarex Energy Co.

Date Filed:                                                                                                               October 30, 2008

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Cimarex Energy Co., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 30, 2008, as amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on November 7, 2008 (“Amendment No. 1”) and Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on November 17, 2008 (“Amendment No. 2”), in connection with the offer (the “Offer”) by the Company to purchase for cash, on the terms and subject to the conditions set forth in the Company Notice and Offer to Purchase, dated October 30, 2008 (the “Offer to Purchase”) as amended and supplemented by the Supplement to Company Notice and Offer to Purchase, dated November 7, 2008, and the Supplement to Company Notice and Offer to Purchase, dated November 17, 2008, and in the related Letter of Transmittal (the “Letter of Transmittal”), all of the Company’s Floating Rate Convertible Senior Notes Due 2023 (the “Notes”), as required by, and pursuant to the terms of, the Indenture dated as of December 15, 2003, among Magnum Hunter Resources, Inc. (“Magnum Hunter”), the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated June 6, 2005, among Magnum Hunter, the subsidiary guarantors named therein and the Trustee, the Second Supplemental Indenture dated June 7, 2005, among Magnum Hunter, the Company, the subsidiary guarantors named therein and the Trustee, and the Third Supplemental Indenture dated June 13, 2005, among the Company, the subsidiary guarantors named therein and the Trustee (as so amended and supplemented, the “Indenture”).

This Amendment No. 3 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

The Schedule TO, as amended and supplemented by Amendment No.1 , Amendment No. 2 and this Amendment No. 3, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and (3) under the Securities Exchange Act of 1934, as amended.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is amended and supplemented by adding the following language:

The Offer expired at 5:00 p.m., New York City time, on December 15, 2008. The Company has been advised by Deutsche Bank Trust Company Americas, the Depositary and the Information Agent for the Offer, that pursuant to the terms of the Offer, Notes in an aggregate principal amount of $105,550,000 were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company has accepted for purchase all of the Notes validly tendered and not properly withdrawn. The purchase price for the Notes pursuant to the Offer was $1,000 in cash per $1,000 principal amount of the Notes. The aggregate purchase price for all the Notes validly tendered and not properly withdrawn was $105,550,000. The Company has forwarded cash in payment of the aggregate purchase price to the Depositary for distribution to the holders of the tendered Notes.  The Company funded its purchase of the tendered Notes from borrowings under its Credit Agreement.  Following the Company’s purchase of Notes pursuant to the Offer, Notes in an aggregate principal amount of $19,450,000 remain outstanding.

On December 16, 2008, the Company issued a press release announcing the final results of the Offer.  A copy of the press release is filed as Exhibit (a)(8) to this Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to read as follows:

Exhibit Number	Exhibit Description

(a)(1)*	Company Notice and Offer to Purchase, dated October 30, 2008.

1

Exhibit Number	Exhibit Description
(a)(2)*	Letter of Transmittal.

(a)(3)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(6)*	Supplement to Company Notice and Offer to Purchase, dated November 7, 2008.

(a)(7)*	Supplement to Company Notice and Offer to Purchase, dated November 17, 2008.

(a)(8)**	Press release issued by Cimarex Energy Co. on December 16, 2008.

(b)(1)

Amended and Restated Credit Agreement dated as of June 13, 2005, among Cimarex Energy Co., the Lenders listed on the signature pages thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association, as Co-Syndication Agent, Bank of America, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as Documentation Agent and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(b)(2)

First Amendment to Amended and Restated Credit Agreement effective December 15, 2005, among Cimarex Energy Co., the Lenders and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, file no. 001-31446).

(d)(1)

Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Magnum Hunter’s Annual Report on Form 10-K for the year ended December 31, 2003, file no. 001-12508).

(d)(2)	Form of Floating Rate Convertible Senior Notes Due 2023 (included in Exhibit (d)(1)).

(d)(3)

First Supplemental Indenture dated June 6, 2005, among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Magnum Hunter’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-12508).

(d)(4)

Second Supplemental Indenture dated June 7, 2005, among Magnum Hunter Resources, Inc., Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-31446).

(d)(5)

Third Supplemental Indenture dated June 13, 2005, among Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(g)	None.

(h)	None.

*                 Previously filed.

**          Filed herewith.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, compete and correct.

CIMAREX ENERGY CO.

By:	/s/ F.H. Merelli
Name:	F.H. Merelli

Title:	Chairman, President and Chief Executive Officer

Date: December 16, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(1)*	Company Notice and Offer to Purchase, dated October 30, 2008.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(6)*	Supplement to Company Notice and Offer to Purchase, dated November 7, 2008.

(a)(7)*	Supplement to Company Notice and Offer to Purchase, dated November 17, 2008.

(a)(8)**	Press release issued by Cimarex Energy Co. on December 16, 2008.

(b)(1)

Amended and Restated Credit Agreement dated as of June 13, 2005, among Cimarex Energy Co., the Lenders listed on the signature pages thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association, as Co-Syndication Agent, Bank of America, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as Documentation Agent and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(b)(2)

First Amendment to Amended and Restated Credit Agreement effective December 15, 2005, among Cimarex Energy Co., the Lenders and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, file no. 001-31446).

(d)(1)

Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Magnum Hunter’s Annual Report on Form 10-K for the year ended December 31, 2003, file no. 001-12508).

(d)(2)	Form of Floating Rate Convertible Senior Notes Due 2023 (included in Exhibit (d)(1)).

(d)(3)

First Supplemental Indenture dated June 6, 2005, among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Magnum Hunter’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-12508).

(d)(4)

Second Supplemental Indenture dated June 7, 2005, among Magnum Hunter Resources, Inc., Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-31446).

(d)(5)

Third Supplemental Indenture dated June 13, 2005, among Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(g)	None.

(h)	None.

*                 Previously filed.

**          Filed herewith.